# Melding til Oslo Børs

ORKLA

Postboks 423 Skøyen, N-0213 Osl
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com



Ref.:
Nils Selte, Canica AS, Tef.: + 47 2413 3000

Date: 22. September 2005

## ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, yesterday bought another 961,000 shares in Orkla ASA at a share price of NOK 252.36.

After the transaction, Stein Erik Hagen and his close associates own 30,539,150 shares in Orkla ASA, equivalent to 14.66 % of the capital.



dlw 10/5

ORKLA

P.O.Box 423 Skøyen, N-0213 Oslo, Norway
Telephone: +47-22 54 40 00
Telefax: +47-22 54 44 90
www.orkla.com

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Ref.:
Ellen Ronæss, Shareholder Services, Telephone: +4722544430

Date: 21 September 2005

## ORK – Trade subject to notification

On 20 September 2005, in connection with its option programme, Orkla exercised 2,000 options at a strike price of NOK 136.

A total of 1,522,475 options have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 450,000 underlying shares in the hedge position related to the remaining 430,500 synthetic options of the cash bonus programme.

Orkla currently holds 2,093,007 of its own shares.

# Melding til Oslo Børs

Postboks 423 Skøyen, N-0213 Oslo
Tel. +47 22 54 40 00
Fax: + 47 22 54 44 90
E-post: info@orkla.no
www.orkla.com

Ref.:
Nils Selte, Canica AS, Tef.: + 47 2413 3000

Date: 16. September 2005

## ORK – Trade subject to notification – Stein Erik Hagen

Company closely associated with Stein Erik Hagen, member of the Board of Directors of Orkla ASA, yesterday bought another 2,039,000 shares in Orkla ASA at a share price of NOK 255.48.

After the transaction, Stein Erik Hagen and his close associates own 29,578,150 shares in Orkla ASA, equivalent to 14.20 % of the capital.